Richard B. Goodner
6608 Emerald Drive
Colleyville, TX  76034
(214) 587-0653 phone
(817) 488-2453 fax

May 24, 2011

Justin Dobbie
Branch Chief – Legal
United States Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.W.
Washington, D.C. 20549

Re:	SMSA Dallas Acquisition Corp.
Marked Copy – Amendment No. 1 to Registration Statement on Form 10
SEC File number: 000-54345

Dear Mr. Dobbie:

To assist the Staff with its examination of SMSA Dallas Acquisition Corp’s (the “Registrant”), Amendment No. 1 to Registration Statement on Form 10 which was filed with the Commission on May 17, 2011, we are providing the staff with a marked copy of the Amendment No. 1 to Registration Statement Form 10 which reflects changes made in the Amendment No. 1 to the Registration Statement on Form 10 in response to the Staff’s comment letter dated May 6, 2011.    Please contact me if you have any questions or comments.

Very truly yours,

/s/ Richard B. Goodner

Richard B. Goodner

RBG:md

cc: SMSA Dallas Acquisition Corp.